SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                    QLT INC.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    746927102
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 22, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      746927102              SCHEDULE 13D         PAGE 2 OF 4 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)
                                                                      [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                7,626,072
                     ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER

  SHARES                        -0-
                     ---------------------------------------------------------
BENEFICIALLY             9      SOLE DISPOSITIVE POWER

 OWNED BY                       7,626,072

   EACH              ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
 REPORTING
                                -0-
PERSON WITH
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                7,626,072

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.44%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      746927102              SCHEDULE 13D         PAGE 3 OF 4 PAGES
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       The Schedule 13D filed on March 6, 2006 by Jana Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, no par value, of QLT Inc. (the "Issuer"), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

       Item 3 of the Schedule 13D is hereby amended and restated as follows:

       The 7,626,072 Shares reported herein by the Reporting Person, were acquired at an aggregate purchase price of approximately $52,866,989 The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.



Item 5.       Interest in Securities of the Company.

        Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 90,375,031 Shares outstanding, which is the total number of Shares outstanding as of March 10, 2006 as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

        As of the close of business on March 24, 2006, the Reporting Person may be deemed to beneficially own 7,626,072 Shares constituting approximately 8.44% of the Shares outstanding.

        (b) The Reporting Person has sole voting and dispositive powers over the 7,626,072 Shares, which powers are exercised by the Principals.

        (c) The following transactions in the Shares were effected by the Reporting Person since the most recent filing of Schedule 13D. All of the transactions in Shares listed hereto were effected in open market purchases on the NASDAQ market through various brokerage entities.

     Date of Transaction        Shares Purchased (Sold)       Price Per Share
---------------------------- ----------------------------- ---------------------
          3/6/2006                      37,000                     $7.40

          3/6/2006                     200,000                     $7.47

          3/7/2006                     119,500                     $7.24

          3/9/2006                      30,100                     $7.22

         3/10/2006                     300,000                     $7.22

         3/22/2006                   1,000,000                     $7.28

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CUSIP NO.      746927102              SCHEDULE 13D         PAGE 4 OF 4 PAGES
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                                   SIGNATURES



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 27, 2006



                                                 JANA PARTNERS LLC

                                                 By: /s/ Barry Rosenstein
                                                 ---------------------------
                                                 Name: Barry Rosenstein
                                                 Title: Managing Partner

                                                 By: /s/ Gary Claar
                                                 ---------------------------
                                                 Name: Gary Claar
                                                 Title: Managing Director